UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Wins Finance Holdings Inc.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G97223104

(CUSIP Number)

Renui Mu

1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, PRC

+86 (10) 8225-5118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G97223104	13D

1	NAME OF REPORTING PERSON Renhui Mu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $.0001 per share (“Ordinary Shares”), of Wins Finance Holdings Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is 7 Times Square, 37th Floor, New York NY 10036.

Item 2. Identity and Background.

(a) This Schedule 13D/A is filed by Renui Mu.

(b) Mr. Mu’s business address is c/o 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, PRC.

(c) Mr. Mu is the Co-Chief Executive Officer of the Company.

(d) During the past five years Mr. Mu has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years Mr. Mu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mu is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds and Other Consideration.

On July 6, 2016, Mr. Mu sold all of his interests in Cosmic Expert Ltd., which owned all of the shares beneficially owned by Mr. Mu, to Wenyu Li for $12,830,400.

Item 4. Purpose of Transaction.

The transactions reported in this Schedule 13D were engaged in for investment purposes. The reporting person may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, and other than pursuant to Mr. Mu’s activities as a director and Co-Chief Executive Officer of the Company, the reporting person does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Mr. Mu does not beneficially own any Ordinary Shares.

(b) Mr. Mu does not beneficially own any Ordinary Shares.

(c) Other than the transaction reported in Item 3 of this Schedule 13D, the reporting person has not effected any transactions in the Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Mr. Mu ceased to be a holder of greater than 5% of the Company’s outstanding Ordinary Shares on July 6, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2016

/s/ Renhui Mu

Renhui Mu